UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

136-20 38th Ave., Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    ☒              Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 11, 2021, Bit Digital, Inc. (the “Company”) entered into an $80 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement (the “Rights Agreement”) with an accredited institutional investor (the “Investor”). The Company executed a Securities Purchase Agreement on December 31, 2020 with the Investor to purchase an aggregate principal amount of $1,650,000 of convertible subordinated bridge notes which shall be repaid or automatically converted into the Company’s ordinary shares, $0.01 par value (“Ordinary Shares”) prior to commencement of sales under the Purchase Agreement.

Pursuant to the Purchase Agreement, the Investor agreed to purchase, from time to time, up to $80 million of Ordinary Shares, subject to certain limitations, during the 36-month term of the Purchase Agreement. Additionally, pursuant to the Rights Agreement, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) covering the resale of Ordinary Shares that may be issued to the Investor under the Purchase Agreement. After such registration statement is declared effective by the SEC and a final prospectus in connection therewith is filed and the other conditions set forth in the Purchase Agreement are satisfied (such date on which all of such conditions are satisfied, the “Commencement Date”), the Company will have the right, in its sole discretion, to sell up to $80 million of Ordinary Shares (subject to certain limitations) to the Investor, depending on certain conditions as set forth in the Purchase Agreement.

The purchase price of the Ordinary Shares purchased by the Investor under the Purchase Agreement will be derived from prevailing market prices of the Company’s Ordinary Shares immediately preceding the time of sale. The Company will control the timing and amount of future sales, if any, of Ordinary Shares to the Investor. The Investor has no right to require the Company to sell any Ordinary Shares to the Investor, but the Investor is obligated to make purchases as the Company directs, subject to certain conditions.

Under the Purchase Agreement, from and after the Commencement Date, the Company has the right, from time to time in its sole discretion and subject to certain conditions and limitations set forth in the Purchase Agreement, to direct the Investor to purchase up to the lesser of (i) $2,500,000 in Ordinary Shares; and (ii) 75% of the average dollar volume of Ordinary Shares for the lowest 8 of 10 Trading Days prior to providing notice to the Investor. The Company may effect a regular purchase at the Regular Purchase Price equal to 85% of the arithmetic average of the three (3) lowest volume weighed average prices (“VWAP”) calculated for the period five (5) Trading Days prior to and ending five (5) Trading Days after delivery of pre-settlement purchase shares based on an estimate and true-up. The Company may also effect an alternate purchase at the Alternate Purchase Price equal to 80% of the arithmetic average of the VWAPs calculated for the period on and ending five (5) Trading Days after delivery of pre-settlement shares based on an estimate and true-up.

In all instances, the Company may not sell Ordinary Shares to the Investor under the Purchase Agreement if it would result in the Investor beneficially owning more than 4.99% of the outstanding Ordinary Shares. Under applicable rules of The Nasdaq Capital Market, the Company, as a Foreign Private Issuer, has elected to follow home country practice and does not require shareholder approval in the event that issuances under the Purchase Agreement exceed twenty (20%) percent or more of the Ordinary Shares outstanding immediately prior to the execution of the Purchase Agreement.

The Purchase Agreement and the Rights Agreement each contains representations, warranties, covenants, closing conditions and indemnification and termination provisions by, between and for the benefit of the parties which are customary of transactions of this nature. Additionally, sales to the Investor under the Purchase Agreement may be limited, to the extent applicable, by Nasdaq and SEC rules. The Company agreed with the Investor that it will not enter into any “variable rate” transactions with any third party for a period defined in the Purchase Agreement. The Investor has covenanted not to cause or engage in any direct or indirect short selling or hedging of the Company’s Ordinary Shares. In consideration for entering into the Purchase Agreement, the Company shall pay to the Investor a commitment fee equal to 2.5% of the Ordinary Shares sold (the “Commitment Shares”). The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, however upon any such termination, if the Company has sold less than $40,000,000 to the Investor under the Purchase Agreement, the Company shall pay an additional commitment fee of $1,000,000 (the “Additional Commitment Fee”), which shall be payable either in cash or in Ordinary Shares at a price equal to 100% of the Closing Price on the date immediately preceding the date of receipt by the Investor of the Company Termination Notice (such shares, the “Additional Commitment Shares”) at the Company’s discretion, within two (2) Trading Days after a Company Termination Note is received by the Investor; provided, however, that the Additional Commitment Fee shall be reduced by the aggregate Purchase Amount previously sold hereunder prior to the Company Termination Notice multiplied by 2.5%. In the event the Company shall fail to file a registration statement within 45 days of the date of the Purchase Agreement, the Company shall issue to Investor 15,000 Ordinary Shares. If the Company’s registration statement fails to go effective by the 90th calendar day following the date of the Purchase Agreement (or, if such registration statement is subject to a full review by the SEC, the 120th calendar day after the date of the Purchase Agreement), the Company shall issue to Investor 10,000 Ordinary Shares. The proceeds received by the Company under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

Unregistered Sales of Equity Securities

On January 11, 2021, the Company entered into a Purchase Agreement, a form of which is filed as Exhibit 99.1 to this Form 6-K, together with a registration rights agreement (in the Form of Exhibit 99.2 to this Form 6-K). The closing of the Purchase Agreement is conditioned upon the satisfaction of certain conditions set forth in the Purchase Agreement, including the effectiveness of a registration statement for the shares issuable. Exemption from registration under the Securities Act of 1933, as amended, (the “Act”) is claimed under Section 4(a)(2) of the Act and Rule 506 of Regulation D promulgated thereunder based upon the representations and warranties contained in the Purchase Agreement. Aggregate commissions of 6.5% of the gross proceeds will be paid to FINRA registered broker-dealers.

This Report does not constitute an offer to sell or the solicitation of an offer to purchase the Company’s Ordinary Shares. The foregoing descriptions of the Purchase Agreement and the registration rights agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the registration rights agreement, a copy of each of which is attached hereto as Exhibits 99.1 and 99.2, respectively, and each of which is incorporated herein by reference. All defined terms in this Report shall have the meanings described in the exhibits attached hereto.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Form of Purchase Agreement dated January 11, 2021.

99.2	Form of Registration Rights Agreement dated January 11, 2021

[signature pages follow]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: January 11, 2021